Exhibit 99.1

Big Tree Cloud Holdings Limited Regains Compliance with Nasdaq’s Minimum Bid Price Requirement

SHENZHEN, China, Mar. 10, 2026 /PRNewswire/ -- Big Tree Cloud Holdings Limited (the “Company”) (NASDAQ: DSY) today announced that it has received a written compliance notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated March 9, 2026, informing the Company that it has regained compliance with the minimum bid requirement price of US$1.00 per share under Nasdaq Listing Rule 5450(a)(1).

As previously announced, on November 18, 2025, the Company was notified by Nasdaq that it was not in compliance with the Minimum Bid Price Requirement, as the closing bid price of the Company’s ordinary shares (“Ordinary Shares”) was below US$1.00 per share for 30 consecutive business days. The Company was provided with a compliance period of 180 calendar days, or until May 18, 2026, to regain compliance under the Minimum Bid Price Requirement.

Nasdaq has determined that the closing bid price of the Company’s Ordinary Shares has been at or above US$1.00 per share for the last 10 consecutive business days, from February 23, 2026 to March 6, 2026. Accordingly, Nasdaq has confirmed that the Company has regained compliance with the Minimum Bid Price Requirement.

The Company will continue to focus on strengthening its core business operations and advancing its strategic initiatives, including the exploration of opportunities in emerging sectors such as artificial intelligence. The Company remains committed to maintaining compliance with all applicable Nasdaq listing standards while pursuing sustainable long-term growth.

About Big Tree Cloud

Founded in 2020, Big Tree Cloud is positioned as an international capital platform focused on industrial integration and strategic investment in China’s personal care industry. The Company is committed to empowering industries through capital operations. Currently, Big Tree Cloud is accelerating its expansion into the AI sector. This new business line aims to capture the growing market demand for AI skills, injecting fresh momentum into the Company’s development.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including but not limited to statements about Big Tree Cloud Holdings Limited’s (the “Company”) beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to achieve its goals and strategies; its future business development, financial condition and results of operations; the growth of, and trends in, the markets in which the Company operates; its ability to successfully expand into the AI sector and capture market demand; its ability to maintain and enhance its brand and reputation; its reliance on its relationship with its customers and end-users; changes in laws and regulations affecting its business; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact

Ting Yan
Phone: +86 15986815865
Email: yanting@bigtreeclouds.com